Exhibit 99.2

1st INDEPENDENCE FINANCIAL GROUP, INC.

2004 OMNIBUS STOCK OPTION PLAN

STOCK AWARD AGREEMENT

1ST Independence Financial Group, Inc. (the “Company”), formerly known as Harrodsburg First Financial Bancorp, Inc., pursuant to its 2004 Omnibus Stock Option Plan (the “Plan”), hereby grants to Grantee an Award to purchase the number of shares of the Company’s Common Stock set forth below. This Award is subject to all of the terms and conditions as set forth in this Stock Award Agreement and the Plan and the Notice of Exercise, each of which are attached hereto and incorporated herein in their entirety.

Grantee:	«Name»
Date of Award Grant:	«Grant Date»
Vesting Commencement Date:	«Vesting Date»
Number of Shares Subject to Award:	«Shares»
Exercise Price (Per Share):	«Price»
Total Exercise Price:
Expiration Date (if other than as specified in the Plan):

Type of Grant:                              Incentive Stock Option1                             Nonqualified Stock Option

Vesting Schedule:

Shares granted by this Award Agreement shall vest as follows: 25% as of the date hereof, and 25% incrementally on each one (1) year anniversary of the date hereof, such that as of the third (3rd) anniversary of the date hereof,

the shares granted by this Award Agreement shall be 100% vested.

Payment:	By one or, as checked off, a combination of the following items:

Cash or check
By a Broker-assisted transfer
By delivery of already-owned shares to Company (cashless exercise)

The details of your Award are as follows:

1.     Whole Shares – Option Awards.     You may exercise your option Award for whole shares of Common Stock.

2.     Securities Law – Compliance.     The exercise of your Award must comply with applicable laws and regulations governing your Award, and you may not exercise your Award,

[1]	If this is an incentive stock option, it (plus your other outstanding incentive stock options) cannot be first exercisable for more than $100,000 in any calendar year. Any excess over $100,000 is a nonqualified stock option.

nor do so in any particular manner if the Company determines that such exercise or the manner of exercise would not be in material compliance with such laws and regulations.

3.     Term.     The term of your Award commences on the Date of Grant and expires upon the earliest of the following:

•	six (6) months after the termination of your employment or service with the Company for any reason other than your Disability, death or retirement, provided that if during any part of such six (6) month period, your Award is not exercisable solely because of the condition set forth in the preceding paragraph relating to “Securities Law Compliance,” your Award shall not expire until the earlier of the Expiration Date or until it shall have been exercisable for an aggregate period of three (3) months after the termination of your employment with or service to the Company;

•	twelve (12) months after the termination of your employment or service with the Company due to your death, Disability or Retirement;

•	the Expiration Date, if any, indicated in this Stock Award Agreement;

•	the date you violated the terms of the Plan; or

•	the tenth (10th) anniversary of the Date of Grant.

If your Award is an incentive stock option, note that, to obtain the federal income tax advantages associated with an “incentive stock option,” the Internal Revenue Code requires that at all times beginning on the date of grant of your Award and ending on the day three (3) months before the date of your option’s exercise, you must be an employee of the Company or an Affiliate, except in the event of your death, Disability or Retirement. The Company has provided for extended exercisability of your Award under certain circumstances for your benefit but cannot guarantee that your Award will necessarily be treated as an “incentive stock option” if you continue to provide services to the Company or an Affiliate as a Consultant or Director after your employment terminates or if you otherwise exercise your Award more than three (3) months after the date your employment terminates.

4.     Exercise.     You may exercise the vested portion of your Award during its term by delivering a Notice of Exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require.

By exercising your Award you agree that, as a condition to any exercise of your Award, the Company may require you to enter into an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of your Award or (2) the disposition of shares of Common Stock acquired upon such exercise.

If your Award is an incentive stock option, by exercising your Award you agree that you will notify the Company in writing within fifteen (15) days after the date of any disposition of any of the shares of the Common Stock issued upon exercise of your Award that occurs within two (2) years after the date of your Award grant or within one (1) year after such shares of Common Stock are transferred upon exercise of your Award.

By exercising your Award you agree that the Company may require that you not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any shares of Common Stock or other securities of the Company held by you, for the period of time to which you are or remain subject to obligations or other restrictive covenants as set forth in the Plan. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to your shares of Common Stock to the extent reasonably applicable.

5.     Transferability.     Your Award is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you. Notwithstanding the foregoing, by delivering written notice to the Company, in a form satisfactory to the Company, you may designate a third party who, in the event of your death, shall thereafter be entitled to exercise your Award.

6.     Award Not a Service Contract.     Your Award is not an employment or service contract, and nothing in your Award shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company or an affiliate, or of the Company or an affiliate to continue your employment. In addition, nothing in your Award shall obligate the Company or an affiliate, their respective shareholders, Boards of Directors, Officers or Employees to continue any relationship that you might have as a Director or Consultant for the Company or an affiliate.

7.     Withholding Obligations.     At the time you exercise your Award, in whole or in part, or at any time thereafter as requested by the Company, you hereby authorize withholding from payroll and any other amounts payable to you, and otherwise agree to make adequate provision for (including by means of a “cashless exercise” to the extent permitted by the Company and as memorialized hereunder), any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or an affiliate, if any, which arise in connection with your Award.

Upon your request and subject to approval by the Company, in its sole discretion, and compliance with any applicable conditions or restrictions of law, the Company may withhold from fully vested shares of Common Stock otherwise issuable to you upon the exercise of your Award a number of whole shares of Common Stock having a Fair Market Value, determined by the Company as of the date of exercise, not in excess of the minimum amount of tax required to be withheld by law. Shares of Common Stock shall be withheld solely from fully vested shares of Common Stock determined as of the date of exercise of your Award that are otherwise issuable to you upon such exercise. Any adverse consequences to you arising in connection with such share withholding procedure shall be your sole responsibility. You may not exercise your Award unless the tax withholding obligations of the Company and/or any affiliate are satisfied. Accordingly, you may not be able to exercise your Award when desired even though your Award is vested, and the Company shall have no obligation to issue a certificate for such shares of Common Stock or release such shares of Common Stock from any escrow provided for herein.

8.     Notices.     Any notices provided for in your Award or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by mail by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.

9.     Governing Plan Document.     Your Award is subject to all the provisions of the Plan, the provisions of which are hereby made a part of your Award, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of your Award and those of the Plan, the provisions of the Plan shall control.

10.     Additional Terms/Acknowledgements:     The undersigned Grantee acknowledges receipt of, and understands and agrees to, this Stock Award Agreement and the Plan. Grantee further acknowledges that as of the Date of Award, this Stock Award Agreement and the Plan set forth the entire understanding between Grantee and the Company regarding the acquisition of stock in the Company and supersede all prior oral and written agreements on that subject with the exception of Awards previously granted and delivered to Grantee under the Plan.

1st Independence Financial Group, Inc.	Grantee:

By:
Signature	Signature
Title:	Date:
Date: